Exhibit 99.1

2020 Management Proxy Circular

IAMGOLD CORPORATION NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://web.lumiagm.com/222025090 on Friday, May 29, 2020 at 10:00 a.m. (EDT), subject to any adjournments or postponements thereof, for the following purposes:

1.	to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2019 and the report of the auditor thereon;
2.	to elect directors of the Corporation for the ensuing year;
3.	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix remuneration;
4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;
5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 31, 2020 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation has been carefully monitoring the outbreak of the novel coronavirus (“COVID-19”) and is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders. The Corporation is conscious of its responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. The Corporation take this responsibility seriously. This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of stakeholders, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside this document, you will find important and detailed instructions about how to participate at our virtual Meeting.

Registered shareholders and duly appointed proxyholders of such registered shareholders will be able to attend, participate and vote at the virtual Meeting. Non-registered shareholders (being shareholders whose shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self- administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf (each, a “Non-Registered Shareholder”) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a username via email.

Registered shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 10:00 a.m. (EDT) on May 27, 2020 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chair, at his discretion, and without notice. If you are a Non-Registered Shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and you wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 8th day of April, 2020.

BY ORDER OF THE BOARD

P. Gordon Stothart

President and Chief Executive Officer

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